UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Appointment of New Director

On July 18, 2023, Iris Energy Limited (the “Company”) announced the appointment of Sunita Parasuraman as a non-executive member of the Company’s Board of Directors. Ms. Parasuraman will also serve as Chair of the Audit and Risk Committee.

During her career as a senior technology executive, Ms. Parasuraman has built and scaled world-class teams at Meta (Facebook), VMware, Genentech and Apple. Ms. Parasuraman most recently served as the Head of Investments, New Product Experimentation at Meta (Facebook) and, prior to that, served as Facebook’s Global Head of Treasury and Head of Treasury for Facebook’s blockchain initiative (Libra). Ms. Parasuraman currently serves on the Board of Baldwin Risk Partners (NASDAQ: BRP), a leading publicly-traded insurance distribution company, where she is a member of its Audit and Cyber Risk Committees. She also serves on the Board of the IIT Bombay Heritage Foundation as well as its Finance, Governance & Nomination Committees. Ms. Parasuraman holds a bachelor’s degree in Engineering from the Indian Institute of Technology (IIT), Bombay, a master’s degree in Engineering from the University of Pennsylvania and an MBA from the University of California, Berkeley’s Haas School of Business.

A copy of the Company’s press release announcing the appointment is furnished hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than the information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201 and 333-273071) of Iris Energy Limited and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

The information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Iris Energy Limited, dated July 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: July 18, 2023	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director